UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

April 26, 2024

Commission File Number 001-38965

INTERCORP FINANCIAL SERVICES INC.

(Registrant’s name)

Intercorp Financial Services Inc.

Torre Interbank, Av. Carlos Villarán 140

La Victoria

Lima 13, Peru

(51) (1) 615-9011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

April 26, 2024

Securities and Exchange Commission - SEC

Re.: MATERIAL EVENT

Dear Sirs:

Intercorp Financial Services Inc. (“IFS”) notifies you, as a Material Event, that on April 26, 2024 S&P Global Ratings (“S&P”) has downgraded IFS’ long-term and short-term ratings at BB+ and B, respectively. In addition, S&P affirmed ratings for Banco Internacional del Peru S.A.A. (“Interbank”), one of IFS’ subsidiaries, at BBB- with stable outlook. The outlook for IFS has been reviewed from negative to stable in light of similar action on Peru’s sovereign rating on April 25, 2024.

Sincerely,

/s/ Michela Casassa Ramat

Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERCORP FINANCIAL SERVICES INC.

Date: April 26, 2024	By:	/s/ Michela Casassa Ramat
	Name:	Michela Casassa Ramat
	Title:	Chief Financial Officer